[redacted]

15046531

Mail Processing Section

FEB 27 2015

Washington DC
404

PB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Taylor (503) 248-9762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/11/15

Arcadia Investment Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
CASEY L IPOCK
NOTARY PUBLIC - OREGON
COMMISSION NO. A466943
MY COMMISSION EXPIRES MAY 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Arcadia Investment Corporation

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Arcadia Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Arcadia Investment Corporation's financial statements. The supplemental information is the responsibility of Arcadia Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 23, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

Arcadia Investment Corporation
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	431,020
Accounts receivable		8,848
Equipment, net		1,803
Prepaid expenses and other assets		11,560
Total assets	$	453,231

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	35,498
Accrued profit sharing		30,001
Total liabilities		65,499
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 10,000,000 shares authorized, 18,000 shares issued and outstanding,		84,182
Retained earnings		303,550
Total stockholders' equity		387,732
Total liabilities and stockholders' equity	$	453,231

Arcadia Investment Corporation
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commissions	$	460,679
Interest income		1,414
Total revenues		462,093
Expenses		
Commissions and clearing fees		360,172
Communications		21,564
Professional fees		26,398
Occupancy		7,468
Other operating expenses		43,760
Total expenses		459,362
Net income (loss) before income tax provision		2,731
Net income (loss)	$	2,731

The accompanying notes are an integral part of these financial statements.

Arcadia Investment Corporation
Statement of changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at December 31, 2013	$ 131,404	$ 340,819	$ 472,223
Capital distributions	-	(40,000)	(40,000)
Retirements of common stock	(47,222)	-	(47,222)
Net income (loss)	-	2,731	2,731
Balance at December 31, 2014	$ 84,182	$ 303,550	$ 387,732

The accompanying notes are an integral part of these financial statements.

Arcadia Investment Corporation
Recomputation of Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:				
Net income (loss)			$	2,731
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:				
Depreciation	$	2,148		
(Increase) decrease in :				
Deposit with clearing organizations		150,000		
Accounts receivable		(8,848)		
Prepaid expenses and other assets		3,462		
(Decrease) increase in :				
Accounts payable and accrued expenses		6,098		
Accrued profit sharing		(55,712)		
Total adjustments				97,148
Net cash and cash equivalents provided by (used in) operating activities				99,879
Net cash and cash equivalents provided by (used in) investing activities				-
Cash flow from financing activities:				
Retirements of common stock		(47,222)		
Capital distributions		(40,000)		
Net cash and cash equivalents provided by (used in) financing activities				(87,222)
Net increase (decrease) in cash and cash equivalents				12,657
Cash and cash equivalents at December 31, 2013				418,363
Cash and cash equivalents at December 31, 2014			$	431,020

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Arcadia Investment Corporation
Notes to Financial Statements
December 31, 2014

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Arcadia Investment Corporation (the "Company") was incorporated in the State of Oregon on September 30, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company operates as a fully disclosed securities broker-dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Revenue from consulting activities and advisory services are recorded as fees when earned.

Equipment, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 3: EQUIPMENT, NET

Equipment, net is recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 15,617	5
Computer and equipment	128,512	7
	144,129	
Less: accumulated depreciation	(142,326)	
Equipment, net, net	$ 1,803	

Depreciation expense for the year ended December 31, 2014 was $2,148.

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company leases office space under a month-to-month lease with its shareholders. The lease requires the Company to pay for operating expenses of the office space, principally real estate taxes, insurance, repairs, maintenance, home ower's association dues, and utilities. The lease is accounted for as an operating lease. Total rent expense, including operating expenses was $7,468 in 2014.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5: EMPLOYEE BENEFIT PROGRAM

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employers' portion of contributions is at the discretion of the board of directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of $30,001 was accrued for the year ended December 31, 2014.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. On January 16, 2015, FINRA approved the Company's amended membership classification as a $5,000 broker.

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2014
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After December 15, 2014
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	After December 15, 2017
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After December 15, 2016

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $365,521 which was $265,521 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($65,499) to net capital was 0.18 to 1.

NOTE 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $220 between the computation of net capital under net capital SEC. Rule 15c3-

Net capital per unaudited schedule		$ 365,741
Adjustments		
Non-allowable assets	$ (220)	
		(220)
Net capital per audited statements		$ 365,521

Arcadia Investment Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Common stock	$ 84,182	
Retained earnings	303,550	
Total stockholders' equity		387,732
Less: Non-allowable assets		
Accounts receivable	(8,848)	
Equipment, net	(1,803)	
Prepaid expenses and other assets	(11,560)	
Total non-allowable assets		(22,211)
Net capital before haircuts		365,521
Total haircuts and undue concentration		-
Net Capital		365,521
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 4,367	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 265,521
Aggregate indebtedness		$ 65,499
Ratio of aggregate indebtedness to net capital		0.18 : 1

There as a difference of $220 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014 (See Note 12).

See independent auditor's report

Arcadia Investment Corporation

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Arcadia Investment Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Arcadia Investment Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Arcadia Investment Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Arcadia Investment Corporation stated that Arcadia Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Arcadia Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arcadia Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 23, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

ARCADIA INVESTMENT CORPORATION

Assertions Regarding Exemption Provisions

We, as members of management of Arcadia Investment Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Arcadia Investment Corporation

By:

Zachary T. Gordon, Chief Executive Officer

1-13-15
(Date)

1314 NW Irving Street, Suite 608, Portland, Oregon 97209
Phone: 503.248.9762 Facsimile: 503.248.0539